                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3 ) *
                                            ---

                      EASTERN ENVIRONMENTAL SERVICES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    276369105
                        ------------------------------
                                 (CUSIP Number)

                           Robert M. Kramer, Esq.,
   1150 First Avenue, Suite 900, King of Prussia, PA  19406, (610) 992-4712
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 31, 1997
                  -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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  CUSIP No. 276369105                                      Page 2 Of   Pages
            ---------                                          ---  ---
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      LOUIS D. PAOLINO, JR.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                         (b) [_]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

                                      PF

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [_]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                      UNITED STATES
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NUMBER OF        7     SOLE VOTING POWER

SHARES                                     1,043,907
                ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY                                    1,111,101
                ----------------------------------------------------------------
EACH             9     SOLE DISPOSITIVE POWER

REPORTING                                   872,741
                ----------------------------------------------------------------
PERSON          10     SHARED DISPOSITIVE POWER

WITH                                        N/A

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      2,155,008
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [_]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      17.8%
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14         TYPE OF REPORTING PERSON*

                                      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

This item is unchanged from the Schedule 13D, Amendment 2, filed by the Reporting Person on January 9, 1997.

Item 2.  Identity and Background.

This item is unchanged from the Schedule 13D, Amendment 2, filed by the Reporting Person on January 9, 1997.

Item 3.  Source and Amount of Funds or Other Consideration.

The increased number of shares beneficially owned results from transactions described in Item 5, infra, which were completed using the personal funds of the Reporting Person. No borrowed funds were used to acquire the securities reported hereon.

Item 4.  Purpose of Transaction.

This item is unchanged from the Schedule 13D, Amendment 1, filed by the Reporting Person on July 2, 1996, except that all agreements described therein under which the Reporting Person, Mr. George Moorehead, the Environmental Opportunities Fund, L.P., and the Environmental Opportunities Fund (Cayman), L.P., held the right to purchase shares of the Issuer have been consummated, and the resulting number of shares owned by the Reporting Person is as set forth in
Item 5, infra.

Item 5.  Interest in Securities of the Issuer.

         (a) Based upon the number of outstanding shares of common stock of Eastern Environmental Services, Inc., as reported by the issuer to be 12,058,326, the 2,155,008 shares that may be considered to be beneficially owned by the Reporting Person would represent 17.8% of the common stock that would be outstanding after the exercise of the options described in subparagraph (c), infra. The Reporting Person continues to disclaim beneficial ownership of 1,111,101 shares owned by William Skuba, as to which Environmental Opportunites Fund, L.P., Louis D. Paolino, Jr., and George Moorehead possess an irrevocable proxy as to voting, as described more fully in the
                  Schedule 13D, Amendment 1, filed by the Reporting Person on July 2, 1996.

         (b) The Reporting Person presently has the sole power to vote and dispose of 822,741 shares of common stock, consisting of 782, 241 shares owned directly by the Reporting Person, 5,000 shares owned by the Reporting Person's minor child (as to which beneficial ownership is disclaimed), 10,000 shares owned by Wenonah Holdings, Inc., of which the Reporting Person is the sole shareholder, and 25,000 shares owned by Blue Bird Partners, a partnership consisting of trusts for which the Reporting Person is trustee (as to which beneficial ownership is disclaimed). The Reporting Person is also considered to have sole power to vote and dispose of 50,000 shares subject to a purchase option described in subparagraph (c), infra.

                  The Reporting Person is also considered to have power to vote 171,166 shares held of record by certain relatives who have granted the Reporting Person a proxy over their shares. The Reporting Person has shared power to vote 1,111,101 shares subject to proxy, as described in subparagraph (a), supra.

         (c) In addition to the transactions reported on in the Schedule 13D, Amendment 2, filed by the Reporting Person on January 9, 1997, the Reporting Person has completed the following transactions:

                  In open market purchases on the NASDAQ National Market System during December 1996, the Reporting Person acquired the following shares:

                           Date                      Price                      Quantity
                           ----                      -----                      --------
                           12/17/96                  $8.8125                    5,000
                           12/19/96                   8.625                       500
                           12/20/96                   8.4375                    1,500
                           12/23/96                   7.75                      1,000
                           12/23/96                   7.8125                    1,000
                           12/26/96                   7.5625                      500
                           12/30/96                   7.75                      1,000
                           12/30/96                   7.875                     1,000
                           12/31/96                   8.50                      1,000
                                                                                -----
                                                              Total            12,500

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is unchanged from the Schedule 13D, Amendment 1, filed by the Reporting Person on July 2, 1996, except that: (i) the put agreement with William Skuba described in Item 6, subparagraph (a), of the Schedule 13D, Amendment 1, filed by the Reporting Person on July 2, 1996, has been cancelled; and (ii) the four stock purchase agreements described in Item 6, subparagraph
(b), of the Schedule 13D, Amendment 1, filed by the Reporting Person on July 2, 1996, have been consummated in accordance with their terms.

Item 7.  Material to be Filed as Exhibits.

This item is unchanged from the Schedule 13D, Amendment 2, filed by the Reporting Person on January 9, 1997.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          3/3/97                                  /s/ Louis D. Paolino, Jr.
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           Date                                   Louis D. Paolino, Jr.